

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

> **Re: 60 Degrees Pharmaceuticals, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 23, 2022**
> **CIK No. 0001946563**

Dear Geoffrey S. Dow:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1, Submitted December 23, 2022

Summary of the Offering
Common stock to be outstanding after the offering, page 15

1. We note your response to prior comment 4. We reissue our prior comment in part. Please revise your disclosure to clarify the text of the registration statement that Footnote 3 is intended to modify. We note that Footnote 3 does not currently correspond to any specific text in the Summary of the Offering section. Please also revise Footnote 2 to include a discussion of the shares of common stock that will be issued to Xu Yu pursuant to the Equity Conversion Note. In addition, if material, please add appropriate risk factor disclosure regarding the liquidation preference on any preferred shares that will be outstanding after your offering.

Management
Director Nominees, page 90

2.   We note your revised disclosure on page 91 related to Mr. Charles Allen's background and experience. We note your disclosure that Mr. Allen has been the Chief Executive Officer of Global Bit Ventures Inc., "which discontinued its operations in 2019." We also note your disclosure that Mr. Allen has been a director of Global Bit Ventures Inc. since October 10, 2017. Please explain how Mr. Allen has continued on as a director of this entity when it discontinued operations in 2019, or revise.

Description of Securities, page 97

3.   We note that the forum selection provision contained in paragraph 12 of your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, clearly describe any risks or other impacts on investors from this provision, including, if appropriate, that your exclusive forum provision may result in increased costs for investors to bring a claim and that this provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross D. Carmel, Esq.